Using a **black ink** pen, mark your votes with an X as shown in this example.
Please do not write outside the designated areas.

2024 Annual General Meeting Proxy Card Class A Shares

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 1-12.3.

If you wish to vote in favour of Agenda Items 1-12.3 as recommended by the Board of Directors, you need only to mark this box: ☐
In all other cases, please mark the following Agenda Items individually:

	For	Against	Abstain
1. Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2023	☐	☐	☐
2. Appropriation of 2023 Financial Results	☐	☐	☐
3. Approval of the Report on Non-Financial Matters	☐	☐	☐
4. Discharge of the Members of the Board of Directors and of the Executive Committee	☐	☐	☐
5. Re-Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors	☐	☐	☐

6. Re-Elections of the Members of the Board of Directors

	For	Against	Abstain
6.1 Re-Election of David Allemann	☐	☐	☐
6.2 Re-Election of Amy Banse	☐	☐	☐
6.3 Re-Election of Olivier Bernhard	☐	☐	☐
6.4 Re-Election of Caspar Coppetti	☐	☐	☐
6.5 Re-Election of Dennis Durkin	☐	☐	☐
6.6 Re-Election of Kenneth Fox	☐	☐	☐
6.7 Re-Election of Alex Pérez	☐	☐	☐

	For	Against	Abstain
7. Election of new Member of the Board of Directors	☐	☐	☐

8. Re-Elections of the Co-Chairmen of the Board of Directors

	For	Against	Abstain
8.1. Re-Election of David Allemann as Co-Chairman of the Board of Directors	☐	☐	☐
8.2. Re-Election of Caspar Coppetti as Co-Chairman of the Board of Directors	☐	☐	☐

9. Re-Elections of the Members of the Nomination and Compensation Committee

	For	Against	Abstain
9.1. Re-Election of Kenneth Fox	☐	☐	☐
9.2. Re-Election of Alex Pérez	☐	☐	☐
9.3. Re-Election of Amy Banse	☐	☐	☐

	For	Against	Abstain
10. Re-Election of the Independent Proxy Representative	☐	☐	☐
11. Re-Election of Statutory Auditors	☐	☐	☐

Continued on the reverse side

Proxy — On Holding AG

Notice of 2024 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — May 23, 2024

Anwaltskanzlei Keller AG, a law firm in Zurich, Switzerland, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of On Holding AG to be held virtually on May 23, 2024, or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the Independent Proxy Representative. If no such directions are indicated, the Independent Proxy Representative will vote FOR the election of the nominated candidates for the Board of Directors and FOR items 1–12.3 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item.

(Items to be voted appear on reverse side and below)

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

12. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Committee

	For	Against	Abstain
12.1. Consultative Vote on the 2023 Compensation Report	☐	☐	☐
12.2. Approval of the Maximum Aggregate Compensation for the Non-Executive Members of the Board of Directors for the Period between this Annual General Shareholders' Meeting and the next Annual General Shareholders' Meeting to be held in 2025	☐	☐	☐
12.3. Approval of the Maximum Aggregate Compensation for the Members of the Executive Committee for the Financial Year 2025	☐	☐	☐

If a new proposal is made under a new or existing agenda item, I instruct the Independent Proxy Representative to:

- ☐ vote in accordance with the recommendation of the Board of Directors
- ☐ approve the proposal
- ☐ vote against the proposal
- ☐ abstain

In case this proxy card is returned signed by the shareholder, but not filled out, the Independent Proxy Representative is instructed to vote in accordance with the recommendations of the Board of Directors.

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title and provide proof of the power of representation.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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